

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

June 2, 2017

<u>Via E-Mail</u>
Jeffrey S. Edison
Chief Executive Officer
Phillips Edison Grocery Center REIT III, Inc.
11501 Northlake Drive
Cincinnati, Ohio 45249

> **Re: Phillips Edison Grocery Center REIT III, Inc.**
> **Registration Statement on Form S-11**
> **Filed May 12, 2017**
> **File No. 333-217924**

Dear Mr. Edison:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please update your financial information pursuant to Rule 3-12 of Regulation S-X.

Management

Other Affiliates

Our Griffin Sponsor and its Principals, page 83

2.   We note your response to comment 3 and we reissue our prior comment in part. If you choose to retain performance and valuation information in the prospectus for companies other than the issuer, please expand your disclosure to clarify how transaction value and asset value is calculated.

Prior Performance Summary

Prior Investment Programs Sponsored by Our Griffin Sponsor, page 131

3.   Please revise to disclose the total number of investors in Griffin-American Healthcare REIT IV, Inc. and Griffin Capital Essential Asset REIT, Inc. Refer to Item 8.A.1.c of Industry Guide 5.

Federal Income Tax Considerations, page 148

4.   We note your statement that DLA Piper LLP is expected to render an opinion that you are organized in conformity with the requirements for qualification and taxation as a REIT. Please revise your disclosure prior to effectiveness that counsel has rendered such opinion.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Babette Cooper, Staff Accountant, at (202) 551-3396 or Wilson Lee, Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Kasey Robinson, Staff Attorney, at (202) 551-5880 or me at (202) 551-3233 with any other questions.

                                                Sincerely,

                                                /s/ Tom Kluck

                                                Tom Kluck
                                                Legal Branch Chief
                                                Office of Real Estate and
                                                Commodities

cc: Robert H. Bergdolt, Esq.
        DLA Piper LLP